UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2024

Commission File Number: 001-38104

IMMURON LIMITED

(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (No. 333-280667) filed on July 2, 2024 (the “Registration Statement”) of Immuron Limited (the “Company”) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into At The Market Offering Agreement with H.C. Wainwright & Co., LLC

On July 2, 2024, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“H.C. Wainwright”) with respect to an at-the-market offering program under which the Company may offer and sell, from time to time at its sole discretion, ADSs having an aggregate offering price of up to $2,069,083 through H.C. Wainwright as its sales agent; provided, however, that the Company will not issue or sell more than 854,993 ADSs. The offer and sale, if any, of the ADSs by the Company under the ATM Agreement is subject to the effectiveness of the Registration Statement.

H.C. Wainwright may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended, including, without limitation, sales made through The Nasdaq Capital Market or on any other existing trading market for the ADSs. H.C. Wainwright will use commercially reasonable efforts to sell the ADSs from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay H.C. Wainwright a commission equal to three percent (3.0%) of the gross sales proceeds of any ADSs sold through H.C. Wainwright under the ATM Agreement, and also has provided H.C. Wainwright with customary indemnification and contribution rights.

The Company is not obligated to make any sales of ADSs under the ATM Agreement. The Company or H.C. Wainwright may suspend or terminate the offering of ADSs upon notice to the other party and subject to other conditions. H.C. Wainwright will act as sales agent on a commercially reasonable efforts basis consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of the Nasdaq Stock Market.

The foregoing description of the ATM Agreement is not complete and is qualified in its entirety by reference to the full text of the ATM Agreement, a copy of which is filed herewith as Exhibit 1.1 to this report on Form 6-K and is incorporated herein by reference. A copy of the legal opinion of Francis Abourizk Lightowlers, the Company’s Australian counsel, relating to the underlying ordinary shares issued in connection with the ATM Agreement is attached as Exhibit 5.1 hereto.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

EXHIBIT INDEX

Exhibit Number	Description
1.1	At The Market Offering Agreement, dated as of July 2, 2024, by and between Immuron Limited and H.C. Wainwright & Co., LLC.
5.1	Opinion of Francis Abourizk Lightowlers
23.1	Consent of Francis Abourizk Lightowlers (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: July 2, 2024	By:	/s/ Phillip Hains
Phillip Hains
Company Secretary

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